UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Arrayit Corporation
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
04269N107
(CUSIP Number)
6/3/13
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 04269N107

13D

Page 2 of 4 Pages











1.

NAMES OF REPORTING PERSONS I.R.S.
IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Irwin L. Zalcberg Profit Sharing Plan



2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

Irwin L. Zalcberg Profit Sharing Plan (PF).



5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     ?



6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America








NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7.

SOLE VOTING POWER

3,006,214


8.

SHARED VOTING POWER

0


9.

SOLE DISPOSITIVE POWER

3,006,214


10.

SHARED DISPOSITIVE POWER

0






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,006,214


12.

CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)    ?


13.

PERCENT OF CLASS
REPRESENTED BY AMOUNT IN ROW (11)

9.7%


14.

TYPE OF REPORTING PERSON (see instructions)

EP








CUSIP No. 04269N107

13D

Page 3 of 4 Pages











Item 1.  Security and Issuer.
Common Shares, $0.001 par value and Warrants to purchase Common Shares
Arrayit Corporation
524 East Weddell Drive, Sunnyvale, CA 94089

Item 2.  Identity and Background.
(a) Irwin L. Zalcberg Profit Sharing Plan
(b) 1958 McCraren, Highland Park, IL 60035
(d) None
(e) None

Item 3.  Source or Amount of Funds or Other Consideration.1
Each of the following transactions was funded with Irwin Zalcberg's personal funds:

June 3, 2013 - Acquisition of 806,000 warrants


Item 4.  Purpose of Transaction.
None

Item 5.  Interest in Securities of the Issuer.
(a) Amount Beneficially Owned:  	2,200,214 Common Shares.
				806,000 Warrants
				3,006,214 Aggregate Shares, 9.7% of the class.
(b) Number of shares as to which such person has:
(i)  Sole power to vote:  3,006,214 Common Shares
(ii) Sole power to dispose or to direct the disposition of: 3,006,214 Common Shares
(c) All transactions effected by Irwin L. Zalcberg Profit Sharing Plan.
(d) None
(e) N/A

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
None

Item 7.  Material to Be Filed as Exhibits.
None.






CUSIP No. 04269N107

13D

Page 4 of 4 Pages





SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



11/19/13
Date

/s/ Henry Pevitz
Signature

Trustee
Name/Title

1 Transactions listed on the original 13D filed by Irwin Zalcberg on October 10, 2013 were never effectuated because the shares and warrants were never distributed. Any transaction listed in the original 13D filed on October 10, 2013 not listed under this Item 3 has been rescinded by agreement between the Filer and the Issuer.
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